FOR IMMEDIATE RELEASE:	November 16, 2009	PR09-23
Atna Resources Reports Third Quarter 2009 Results

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN) today reported unaudited financial results for the Company’s third quarter for the period ended September 30, 2009. Unless otherwise designated, all amounts are in U.S. dollars.

Highlights:

•
During the third quarter, Atna increased its NI 43-101 compliant measured and indicated mineral resource by a combined 59 percent to 2.0 million ounces of gold and its inferred mineral resources by 69 percent to 1.1 million ounces.

•
During the third quarter, the Briggs Mine produced a total of 4,603 ounces of gold in doré, of which 3,895 ounces was sold at an average gold price of $953, producing gross revenue of $3.7 million. Cost of gold sales was $913 per ounce after allocation of production cost to inventory. Estimated mined recoverable gold inventory at quarter end was 6,800 ounces in all stages of process.

•	Briggs increased its measured and indicated gold resource by 11 percent and the inferred gold resource by 34 percent.
•	The Columbia Gold Project in Montana declared a measured and indicated gold mineral resource of 741,680 ounces and an inferred gold mineral resource of 453,570 ounces.
•	The US Bureau of Land Management released a record of decision and finding of no significant impact in support of development of the Reward Gold Project located near Beatty, Nevada.
•	In September, the Company completed a C$1.5 million convertible debt financing.
•	Effective July 1, 2009, the Company changed its reporting currency from Canadian dollars to US dollars.

Financial Results:

At September 30, 2009, cash and short term investments totaled $1.7 million, which represented a net decrease of $2.5 million during the quarter. The net decrease was due primarily to $3.7 million of cash used in operating activities offset by the issuance of $1.4 million of debetures. Other changes in cash include the sales of $0.3 million of marketable securities that were more than offset by $0.5 million of development and leasing payments at the Briggs Mine.  At quarter end, Atna held 725 ounces of gold bullion at the refinery and gold in doré awaiting shipment with a closing value of $721,000.

For the three months ended September 30, 2009, Atna recorded a net loss of $1.4 million, or basic loss per share of $0.02, on revenues of $3.7 million. This compares to net income of $18.7 million, or a basic income per share of $0.22, on revenues of nil for the three months ended September 30, 2008. Details of the $20.1 million total negative variance in the results between the quarters were as follows:
•	A negative variance of $19.6 million in gain on asset disposals due to last year’s sale of royalties.
•	A positive variance of $0.3 million in general and administrative expenses was due primarily to reductions in staffing and continued attention to cost controls.
•
A negative variance of $0.2 million related primarily to increased exploration expenses for Columbia related to the preparation of the Columbia NI 43-101 technical report, baseline water studies and Pinson cash calls.

•	A negative variance of $0.4 million due to a higher unrealized loss on non-financial derivatives due to a higher gold price which caused a negative fair market value related to the gold hedges.
•	A negative variance of $0.2 million in interest income due to lower cash balances.

Briggs Mine:

The Briggs Mine is located in Inyo County, California and has produced over 560,000 ounces of gold since 1995. Open-pit mining was resumed in 2008, crushing and pad loading operations followed in March 2009 and the first gold pours from the restart occurred in May 2009.

During the third quarter of 2009, the Briggs Mine transitioned from being a development stage project to a production operation and experienced issues typical to this transition. The third quarter was the first full quarter of leach operations at Briggs. Gold production of 4,603 ounces for the quarter was below target due to lower than expected ore availability during the months of July and August. During those months, mining focused on zones located on the outer fringes of the deposit resulting in higher waste stripping requirements and a reduction in ore delivered to the crusher. During September, mining crews were increased to reach full manning levels for a two shift operation and mining operations developed a strong ore supply. Gold ounces delivered to the leach pad increased 50 percent in the month of September compared to the previous month.

The lag time between initial ore placement on the leach pad and the initial recovery of gold from that ore in the gold plant is about thirty days. As a result, the operation has been using cash to build gold inventory balances on the leach pad. Gold recovered from crushed ore placed on the leach pad is meeting expected gold recovery targets based on recovery models.

In mid-October, a third production shift was added at the mine, increasing overall personnel at the site to 99 employees.  This increase is resulting in improved mining rates and ore delivery to the crusher. Leach pad irrigation rates were also increased from 1,000 gallons per minute to 1,500 gallons per minute as increased crushed ore became available for leaching. Gold production in the fourth quarter is expected to increase from the third quarter due to these increased irrigation rates and the ramping up of gold loaded on the leach pad.

Development Activities

Briggs Mine

During the quarter, a new resource study of the Briggs Mine was completed incorporating new drilling results. This study increased the mine’s measured and indicated gold resource by 11 percent to approximately 678,800 contained ounces of gold utilizing a cut-off grade of 0.006 ounce per ton (“opt”). Additionally, the update increased the inferred gold resource by 34 percent to approximately 265,200 ounces of contained gold utilizing a cut-off grade of 0.006 opt. The resource estimate was prepared by Alan Noble of Ore Reserve Engineering, Lakewood, Colorado (principal author of the March 2009, Technical Report filed with SEDAR on March 31, 2009). The new resource incorporates drilling completed in late 2008 through May 2009 and reflects the current information on the new Briggs Main Deep discovery disclosed in several press releases earlier in 2009.

A new mine design is currently being prepared for Briggs based on this increased estimate of mineral resources. This new mine design resulting in a new estimate of reserves will be based on cost reductions due to reduced consumable costs and an increased gold price assumption, as well as the larger resources estimate. This analysis will be utilized to generate a new reserve estimate for year-end 2009, which may allow for an increase in production and/or mine life.

Reward Project, Nevada

The Bureau of Land Management has released a record of decision and finding of no significant impact for the Reward Gold Project. This decision substantially completes the permitting process at the Federal level. The Company is working with State agencies to finalize reclamation bond calculations and various minor permits. The State has issued several significant permits including the air pollution, water pollution control, artificial pond, and the water point of discharge permits.

The Reward Gold Project is located near in Nye County, Nevada. No field work was completed during the third quarter. Project activities during the fourth quarter 2009 will focus primarily on the completion of permitting and financing activities.

Pinson Project, Nevada

The Pinson Mine property is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. On April 9, 2009, Atna entered into a Mining Venture Agreement (“MVA”) for the Pinson Gold Project in Humboldt County, Nevada, with Pinson Mining Company, a subsidiary of Barrick Gold Corporation.  Under the MVA, Atna owns a 30 percent equity interest in the joint venture and PMC owns 70 percent and manages the project.

The joint venture is discussing alternatives for the project. These alternatives include the development of high grade gold resources at the property by underground methods. Atna is in discussions to potentially acquire Barrick’s interest in the project and Barrick may be considering this offer, but they may also solicit other offers or they may continue to hold their interest. Atna holds a preemptive right to match any third party offer should Barrick decide to sell their interest. The joint venture has agreed to a property budget that allows for continued dewatering of the underground workings.

Columbia Gold Property, Montana

The Columbia property is located in Lewis and Clark County, Montana. In September, the Company announced the completion of an NI 43-101 compliant mineral resource estimate for the Columbia Project Technical Report (filed with SEDAR on September 10, 2009).  The estimate establishes a measured and indicated mineral resource of 16.7 million tons grading 0.045 opt containing 741,680 ounces of gold. In addition, estimated inferred resources total 10.7 million tons grading 0.042 opt containing 453,570 ounces of gold. Both estimates were calculated at 0.020 opt gold cut-off grade. Significant silver values are associated with the gold resource.

The resource estimate was prepared by Gustavson Associates, LLC of Lakewood, Colorado, under the direction of Mr. Donald E. Hulse, P.E., an independent Qualified Person. All mineral resource estimates were prepared utilizing standard industry software and resource estimation methodologies. Additional metallurgical test work and optimization studies will be carried out to determine the most economic treatment process. Baseline environmental water quality data collection has commenced at the site and the Company plans to commence feasibility study work in early 2010.

Conference Call:

Management will host a conference call on Tuesday, November 17, 2009, at 11:00 a. m. Eastern Standard Time, to discuss these results and general corporate and project activities. Participants in the U.S. and Canada dial (877) 559-1977, International callers dial (660) 422-4979. Please reference conference ID # 41790922.

A replay of the Third Quarter call will be available through 5:00 p.m. Eastern Standard Time November 20, 2009 by dialing (800) 642-1687 or (706) 645-9291, reference conference ID # 41790922.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact.  They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2008 Form 20-F dated March 31, 2009.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES
SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION
(US dollars, Canadian GAAP basis)
(Unaudited)

	September 30,	December 31,
	2009	2008
BALANCE SHEETS
ASSETS
Current assets	$8,228,500	$17,896,300
Noncurrent assets	59,817,100	49,515,300
Total assets	68,045,600	67,411,600
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	5,859,100	3,012,600
Notes payable - long term	839,000	825,000
Noncurrent liabilities	5,873,100	4,300,000
Shareholders' equity	55,474,400	59,274,000
Total liabilities and shareholders’ equity	$68,045,600	$67,411,600

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
STATEMENTS OF OPERATIONS
Revenues	$3,731,400	$-	$3,731,400	$155,100
Cost of sales	3,557,800	-	3,557,800	148,400
Depreciation, depletion and amortization	40,400	32,900	114,600	91,700
General and administrative	750,100	1,029,100	2,352,200	3,154,100
Exploration	382,200	181,400	1,357,800	464,000
Other expense (income), net	375,300	(19,909,600)	485,200	(19,796,900)
Net (loss) income	(1,374,400)	18,666,200	(4,136,200)	16,093,800
Unrealized losses on translating the financials
of self sustaining foreign operations	(19,500)	(26,600)	(23,000)	(391,000)
Unrealized gain (loss) on available for sale securities	199,000	(237,900)	145,600	(326,600)
Comprehensive (loss) income	(1,194,900)	18,401,700	(4,013,600)	15,376,200

Basic (loss) income per share	$(0.02)	$0.22	$(0.05)	$0.21
Basic weighted-average shares outstanding	83,291,100	83,291,100	83,291,100	77,781,900

CASH FLOWS
Cash and cash equivalents, beginning of period	$4,182,400	$6,670,300	$16,707,300	$3,581,200
Net cash used in operating activities	(3,705,900)	(2,060,300)	(8,568,500)	(4,829,100)
Net cash (used in) provided by investing activities	121,800	18,757,000	(7,096,100)	24,086,500
Net cash (used in) provided by financing activities	1,118,800	(6,500)	666,200	498,800
Effect of exchange rate changes on cash	(4,700)	(158,800)	3,500	(135,700)
Cash and cash equivalents, end of period	$1,712,400	$23,201,700	$1,712,400	$23,201,700